FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: TWO RIVER BANCORP

COMMISSION FILE NUMBER: 000-51889

On August 9, 2019, OceanFirst Financial Corp. held a conference call regarding its previously announced proposed acquisition of Two River Bancorp (“Two River”). A transcript of such call is set forth herein.

Presentation

Question And Answers

OceanFirst Financial Corp Sign Two Separate Definitive Merger Agreements Where By Two River Bancorp and Country Bank Holding Company Inc Will Merge into OceanFirst — M&A Call

Toms River Aug 9, 2019 (Thomson StreetEvents) — Preliminary Transcript of OceanFirst Financial Corp M&A conference call or presentation Friday, August 9, 2019 at 5:00:00pm GMT

TEXT version of Transcript

Corporate Participants

•	Christopher D. Maher

OceanFirst Financial Corp. — Chairman, President & CEO

•	Jill Apito Hewitt

OceanFirst Financial Corp. — Senior VP & IR Officer

•	Joseph J. Lebel

OceanFirst Financial Corp. — Executive VP & COO

•	Michael J. Fitzpatrick

OceanFirst Financial Corp. — Executive VP & CFO

Conference Call Participants

•	Christopher Thomas O’Connell

Keefe, Bruyette, & Woods, Inc., Research Division — Assistant Analyst

•	Erik Edward Zwick

Boenning and Scattergood, Inc., Research Division — Director and Analyst of Northeast Banks

•	Russell Elliott Teasdale Gunther

D.A. Davidson & Co., Research Division — VP & Senior Research Analyst

•	William Jefferson Wallace

Raymond James & Associates, Inc., Research Division — Research Analyst

Presentation

Operator [1]

Good day, and welcome to the OceanFirst Financial Corp. Investor Conference Call. (Operator Instructions)

Please note, this event is being recorded. At this time, I’d like to turn the conference over to Jill Hewitt, Investor Relations Officer. Please go ahead.

Jill Apito Hewitt, OceanFirst Financial Corp. — Senior VP & IR Officer [2]

Thank you, Allison. Good afternoon. I’m Jill Hewitt, Senior Vice President and Investor Relations Officer at OceanFirst Financial Corp. Before we begin, I want to remind you that any of our remarks today contain forward-looking statements based on current expectations. Please refer to Slide 2 of our investor presentation and our other public filings including the Risk Factors section in our 10-K, where you will find examples of factors that could cause results to differ materially from these forward-looking statements. For any forward-looking statements made in this presentation or in any related documents, OceanFirst, Two River Bancorp and Country Bank Holding Company, Inc. claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. This presentation is being made in respect of the proposed transaction involving OceanFirst acquiring Two River and Country Bank. This material does not substitute for the perspective of OceanFirst or the applicable Two River or Country Bank proxy statements or any other documents at OceanFirst, Two River or Country Bank may send to the shareholders of Two River or Country Bank in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any security. In connection with the proposed transaction, OceanFirst intends to file 2 registration statements on Form S-4 containing the prospectuses of OceanFirst. One registration statement will include the proxy statement of Two River and the other will include a proxy statement of Country Bank. Before making any voting or investment decisions, Country Bank and Two River shareholders are urged to carefully read the entire prospectus of OceanFirst and applicable proxy statement, when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC as well as any amendments or supplements to this document because they will contain important information about the proposed transaction. When available, copies of the prospectus of OceanFirst and applicable proxy statement will be mailed to the shareholders of Two River or Country Bank as applicable. Two River and Country Bank investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and if applicable, Two River’s public filings with the SEC. When available, copies of the prospectus of OceanFirst and the applicable copy statements may also be obtained free of charge at the SEC’s website. OceanFirst, Two River and respective directors and executive officers under the SEC’s rules may be deemed to be participants on proxies of Two River Bancorp shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and the ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders as filed with the SEC on Schedule 14 on April 26, 2019. Information about the directors and executive officers of Two River Bancorp and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders as filed with the SEC on Schedule 14a on March 22, 2019. Additional information regarding the interest of those participants and other persons that may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Thank you for listening. I’m now happy to turn the call over to the Chairman and CEO, Christopher Maher.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [3]

Thank you, Jill, and good afternoon to all who’ve been able to join our call today to discuss OceanFirst’s agreement to acquire Two River Bank in New Jersey and the additional agreement to acquire Country Bank in New York City. These transactions, which were announced at 9:00 a.m. this morning, will enhance our operating performance metrics and build our scale to $9.9 billion in assets. Joining me this morning are Chief Operating Officer Joe Lebel; and Chief Financial Officer, Mike Fitzpatrick. Following the brief discussion material released earlier today, we’ll be happy to take your questions. For those of you have downloaded our presentation, we’ll begin the discussion on Slide 5.

From a financial perspective, these transactions extend our strong earnings profile by allowing us to maintain our pro forma return on assets of 1.38% while deploying excess capital to bring our TCE ratio down to a comfortable 9.2%. They also provide significant value in allowing us to build our market share in New Jersey while also supporting our existing expansion initiative in New York City. Obviously in both cases, there’s a significant opportunity to achieve expense reductions as we might rate these businesses to operate on the existing OceanFirst infrastructure.

Moving to Slide 6, we’ll cover a few of the highlights. First and foremost, both these banks are very well run with returns on assets of 1.06% and 1.27% and returns on tangible common equity of 12% and 15.1%. Considering the earnings profiles and strong margins, once cost saves are accomplished, each bank will make a strong contribution to OceanFirst. In terms of the $10 billion asset threshold, we expect to manage the OceanFirst balance sheet to remain just under the $10 billion threshold for the balance of 2020. However, we don’t expect to stay there for an extended period, and we target caution to $10 billion threshold possibly as early as the first quarter of 2021. Regarding the potential operating risks, integrating 2 franchises and overlapping projects, we would point to a strong track record with 5 whole bank acquisitions, even a branch purchase over the last 4 years. In fact on 3 separate occasions in the past 4 years, we’ve had more than 1 integration in progress. The integration dates for these transactions will be staggered, with 1 integration anticipated in the second quarter of 2020 and the other in the third quarter of 2020.

Moving to Slide 7. Our acquisition track record demonstrates experience as an acquirer and integrator. I would point out that in 2016, we acquired both the $1.6 billion asset at Cape Bank and the $1.1 billion asset Ocean City Holding Bank. Since that time, our staff count has doubled to more than 900, and we have developed the season team of professionals and know-how to get these projects completed on time, on budget and with minimal customer impact.

Slide 8 outlines the performance highlights of the individual banks, the combined performance opportunity and the opportunity to deliver incremental shareholder value over time. As you can see, delivering the expense reductions as a potential to transform the acquire businesses at the pro forma P/E ratio of 7.8% — 7.8x earnings after cost saves, an implied 1.9% ROA, an estimated return on tangible common equity of 21.8% and an efficiency ratio of 32.2%. These figures relate to the expected contribution of the acquired banks after integrating these businesses and maximizing efficiencies. When added to the existing OceanFirst business, they should enhance the combined company’s performance profile. If you consider the earnings stream acquired at a 7.8x P/E ratio has the potential to help OceanFirst achieved the long-term industry average of 12x P/E ratio. The value-creation opportunity could provide an additional $438 million of franchise value for our shareholders. Of course earning that potential will require recompete acquisition process, achieve efficiencies and demonstrate to the market that a P/E ratio of 12 is warranted. We’ll add some work ahead for sure, but with team we’ve built, we’re looking forward to delivering on the opportunity to further enhance shareholder value.

Turning to Slide 7. — I’m sorry, on Slide 9 you have a brief overview of the Two River Bank business. Two River is a $1.2 billion asset bank that was started in Monmouth County in 2000. Since that time, we’ve come to know the team of Two River as highly competent bankers and professionals. We share market area, have a great deal of respect for the bank and staff and senior officers and of course, for the Two River board. Two River operates as a relationship-driven commercial bank. Their business demonstrate strong margins with the net interest margin of 3.53%, a competitive efficiency ratio of 61% and excellent asset quality with just 37 basis points of nonperforming assets.

On Slide 10, we review the terms of the Two River transaction, which is valued at $182.8 million using the market closing prices from yesterday. This transaction afforded us the opportunity to deploy $48.8 million of capital by including 25% cash consideration. Considering Two River’s performance metrics of an ROA of 1.06% and return on tangible common equity of 12%, we considered the 174% premium to tangible book value to represent a very responsible structure.

Moving to Slide 11, we’ll cover some details regarding the Country Bank business. Country Bank was founded by the Murphy family in 1988 and I’ve had the pleasure to get to know them and their business beginning about a decade ago. Over the course of their stewardship, the Murphys have built a consistently high-performing community bank and created a rare franchise in one of the largest financial markets in the country. Country Bank is also a relationship-based commercial bank. They have built their margins by cultivating direct lending relationships and using responsiveness as a competitive advantage. Their competitive position and support of business that turns 1.27% of return on assets with a strong net interest margin of 3.68% and an efficiency ratio of 56%. Given that New York is an expansion market for us, the expense reductions anticipated with this transaction are modest. Our Country’s strong current strong performance allows us to enter New York with a conservatively-sized and high-performing partner.

Moving to Slide 12, we’ll cover some of the transaction terms of the Country Bank agreement. In this case, 100% of the consideration is a stock with the market value of $102.2 million as of yesterday’s close. Considering the earnings profile of Country, the deal valuation of 9.8x earnings and 151% of tangible book value, represents an appropriate transaction structure. Joe Murphy Jr. will be welcome to the OceanFirst’s Board of Directors at closing, and we’re looking forward to adding the folks at Country to the OceanFirst team.

On Slide 13, we outline our pro forma deposit market shares. This transaction would move OceanFirst into the third highest deposit market share for banks headquartered in New Jersey and will provide a beachhead to tap the incredibly large New York loan and deposit markets.

On Slide 14, we look at balance sheet contributions. As we have grown OceanFirst, both organically and through acquisition, it’s been critically important that we maintain our discipline and commitment to manage a diverse balance sheet that is relatively insulated from potential threats to a concentration of a certain asset reliability class. These transactions preserve a high-quality, widely diverse set of concentrations that allow us to enter New York while returning our modest exposure to investor-owned commercial real estate. in fact, pro forma investor commercial real estate to capital levels will remain just under 300%. While the acquired banks deposit costs are higher than OceanFirst, the pro forma deposit cost of 77 basis points remains among the best in the Northeast and may provide some opportunity for advantage should short-term interest rates continue to decrease. With that, I hope we provided some contest for the transactions. At this point, Joe, Mike and I are happy to take your questions.

Questions and Answers

Operator [1]

(Operator Instructions)

And our first question today will come from Russell Gunther of D.A. Davidson.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [2]

Hoping you could give us a little more clarity on the balance sheet management strategy, this table of 10 throughout 2020. Are there pockets of a loan portfolio where you’d expect to manage the runoff? Was it repositioning or exiting of required securities portfolios? Just maybe some color on the dynamics there.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [3]

Obviously, it would be a little bit of work we do around the acquired balance sheet. But the main mechanism we anticipate using is to have more of our residential originations be originated for secondary market so that will do 2 things for us. It allows us to continue to grow the commercial book, maintain enhanced net interest margin and then take the opportunity to manage the balance sheet, maybe get some gain on sale income that we don’t have today and then the opportunity to probably look at the deposit base and take some of the either higher cost CDs, there are a few brokered CDs involved and run those down as we can replace them with things like commercial cash management. So it will be rotating into I think into a stronger balance sheet, possibly have some fee income coming out of their residential mortgage sales and we’ll just calibrate that to stay at about the 9.9 level.

Joseph J. Lebel, OceanFirst Financial Corp. — Executive VP & COO [4]

Yes, and the other thing, Russell, is we can rotate out of the securities, book into loans, so there’s cash flow from our RMBS portfolio and maturities, so we would anticipate that those securities would fund loan growth. So rather than grow on the balance sheet. So there’s a bunch of levers that we could pull to kind time of stay in the $9.9 billion area.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [5]

Great. That’s very helpful, guys. It makes sense. May be a sticking with the growth perspective. So you previously set a target of about $50 million to $100 million of quarterly loan growth prior to these deals. Just wondering if that’s still the range at which we should expect you guys to grow? Does these deals kind of help that a more certain outcome? Or are they accretive to that previously laid out growth expectations?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [6]

I think growth expectation remain consistent, and we’ve always targeted to have more that growth in the commercial side. So we like to originate to hold that commercial growth. I think that extent we need to, you would see possibly sales in the residential book either on a maybe small pools or on a full basis, either one of those. So I think you’re going to see that same level of activity. We feel very good about where we are in the quarter and in terms of our follow-up from the second quarter call, really nothing’s changed. We’ve got a good outlook for the second half of the year.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [7]

Okay, got it. But if you integrate these guys, there’s no step-up expected for that kind of quarterly growth rate going forward? It just makes up perhaps a little easier to accomplish or commercialize it if I understand you correctly?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [8]

Yes. I think it will certainly, particularly with the New York transaction, that makes us even more competitive in a very large market. So I think after we’ve got the integration complete, you might be able to see faster growth rates in New York than we originally anticipated or that you have heard at the end of the second quarter call. But that would not be until later in 2020 and into 2021. Our focus now is making sure the organic business is the target we have previously discussed and that we did the integration right.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [9]

Thank you for the follow-up there. Mike, maybe to some help and margin expectations as you put in these balance sheets together, both on a reported basis and then a core as we think about the purchase accounting as well.

Michael J. Fitzpatrick, OceanFirst Financial Corp. — Executive VP & CFO [10]

Purchase accounting doesn’t have that much impact in Two River, right? It’s very novel. Country is a little bit more actually bit purchase accounting is reduces its premiums, they reduce our net interest margin. So if those run off — unlike some of our other acquisitions where the purchase accounting items were accretive to NIM. In this case, Two River is essentially neutral, Country is adverse impact on the NIM. So it’s the purchase accounting — in that case is a purchase accounting mark went down and then will improve, which is a little different than historically. I mean overall, Country had NIM higher than ours, Two River was a little less, so I don’t know, it shouldn’t be a big change when you put it all together.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [11]

Okay. Got it. And then I guess, last one for me. You guys have mentioned on the earnings call an appetite for buyback activity and perhaps accelerating that with the stack where it is, pro forma TCE just over 9%. How should we think about capital returns is with these 2 deals now? And kind of what TCE comfort level for you guys is if you manage the pro forma balance sheet going forward?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [12]

I think we continue to have a strong appetite for buybacks at our current value level. I think the challenge is going to be that just based on filings and SEC restrictions, we may not be able to execute much and that there had been — the window is maybe relatively restricted now and when we close the transactions. So the appetite is there, the ability to execute in the next few months is going to be a little limited. I would not be surprised — I mentioned in the second quarter call that the board during this quarter would consider the total size of our authorized buyback, and we’ll be considering that later in the quarter and update you at the end of the quarter about that.

Operator [13]

(Operator Instructions) And our next question will come from William Wallace of Raymond James.

William Jefferson Wallace, Raymond James & Associates, Inc., Research Division — Research Analyst [14]

A couple of questions as it relates to the impact of crossing over $10 billion, which you will plan on doing in 2021. On the Durban side, pro forma these 2 banks, how much revenue would you anticipate would lose in 2022 from crossing 10?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [15]

So it’s interesting what’s been going on in the transaction process margin is that Durbin limit of the $0.21 would have been on a per transaction basis points on top of that. The market has been heading towards that, so depending on your mix of transactions, the Durbin gap has been getting smaller and smaller for us. As of right now, it’s an estimate that we would be somewhere in the range of $5 million pretax, that we would give up if we were to cross $10 billion today. I think that, that number may actually be a little bit smaller by the time we get that, so then after tax, you’re talking at something that could be in the $3.5 million or lower figure. So it’s not a giant impact. It is an impact, and we wouldn’t take it lightly. But I think at this point, we would cross the $10 billion after we finish these integrations next year and when we’re ready to from a business standpoint because considering when you’re ready, when you cross it, the sooner you can grow beyond it, the better you’re going to make up that extra may be $3.5 billion headwind. It’s not a big number though. It’s been a shrinking number the last few years.

William Jefferson Wallace, Raymond James & Associates, Inc., Research Division — Research Analyst [16]

Okay. So theoretically, we could actually see that $5 million sort of come out just as a normal course of business because the way the market change?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [17]

Correct. That’s right. It will come down, right? It’s not going to go to 0, but it will decrease — as the transaction make changes, and that’s just customer adoption. So that changes, we’re still talking about 2021, so that’s quite some time from today, it’s another 18 months. So our strategy is to run the company, ready to grow, we’ll just start moving through that. And eventually, you get on growth and you’re able to come down.

William Jefferson Wallace, Raymond James & Associates, Inc., Research Division — Research Analyst [18]

Okay. And then also as it relates to crossing $10 billion, a lot of banks that we’ve spoken to over the course of last 3 to 4 years that has have talked about significant investment needed in those personnel on the regulatory side and systems to be able to handle the increased amount of asks that they’re getting from the regulators. Have you contemplated what type of investment might be needed for OceanFirst to cross 10? And does your guidance around EPS accretion include any increased investment in 2020 to prepare for crossing $10 billion?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [19]

We began our discussions of our crossing $10 billion with our regulator at the OCC when we entered into the Sun transaction because at that point, we’re kind of getting into the shooting distance of $10 billion. At that point, we made a series of investments and I’ll note 2 significant ones. You may have noted our hire 2 years ago, that’s a former official in the OCC in New York and brought to us I think just a long career in risk management and regulatory expertise. Grace has build out a risk group since then, so I think we currently believe it might be a maybe it’s 1 additional compliance person or something in that order. But we do not — we’re that’s facing of personal investment to meet those requirements. The second big requirement is related to stress testing. Now with the Senate Bill 2155, we do note that we no longer would be subject to the DFAST stress test. So that obviously eliminates that. However, stress testing is important. And expectation I think for most regulators and banks our size would have a robust stress testing program even if it’s not the DFAST program. The good news around that is when we started building out our workforce CECL last year, we acquired software package in support to implement a tool that would help us with both CECL and stress testing. So as we implement CECL, we’ve got the infrastructure to also do stress testing in parallel. So in terms of the headwind from crossing $10 billion, it’s really just the Durbin Amendment fees at this point. We don’t think it’s any significant to our amount beyond that.

Operator [20]

(Operator Instructions) Our next question will come from Erik Zwick of being in Scattergood.

Erik Edward Zwick, Boenning and Scattergood, Inc., Research Division — Director and Analyst of Northeast Banks [21]

I’m curious maybe first to just start. Can you quantify the Country Bank’s exposure to rent-regulated multi-family properties in New York and maybe how that’s impacted the due diligence process as well as the loan market and purchase price?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [22]

So I’ll make a couple of comments about that. Obviously, everyone’s paying a lot of attention to where regulations have gone in New York. We had a very modest exposures of bank coming in, meaning that before Country, we have less than 5 loans that have rent-regulated status in New York. So it was not a big concentration for us. Now for Country, it wasn’t a big concentration either. So I think when we look at it in terms of the total balance sheet, we feel very comfortable with it. We look at these loans, we look at their, not just their loan-to-value but their cash close and how much room they have should cash close be constrained by rent regulations. And we don’t see any concern at all. So it’s a de minimis amount, it’s all balance sheet.

Erik Edward Zwick, Boenning and Scattergood, Inc., Research Division — Director and Analyst of Northeast Banks [23]

That’s helpful. And then both Two River and Country have higher concentrations of CDs in their deposit mix, which will push out your pro forma concentration a bit. Should we expect you to make efforts to bring those levels down over time?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [24]

Yes. We’ve always been a bank that tries to deemphasize the CD portfolio. So I think that’s one of the opportunities as we stay for a year under $10 billion. As we continue to make traction in corporate cash management and treasury services, it will basically be a dollar for dollar. We try and roll down any of the higher-cost CDs and certainly, into broker CDs and replace them with operating account that have a better profile.

Erik Edward Zwick, Boenning and Scattergood, Inc., Research Division — Director and Analyst of Northeast Banks [25]

And then just the last one for me. Do you have an estimate of the combined goodwill and intangibles that you expect to record for both deals? I’m just trying to key into the pro forma TCE ratio of the 9.2% that you mentioned.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [26]

Just grabbing that for you. Give me just a second. So we think the first accounting marks are done as of the closing. We have estimates now, but they could change dramatically in 6 months to closing. But we think that the goodwill total bank-wide would be about $477 million and core deposit intangible will be about $38 million at the closing dates.

Operator [27]

(Operator Instructions) Our next question is a follow-up from Russell Gunther of D.A. Davidson.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [28]

So with the diminishing impact of the Durbin amendment on the revenue side and and no material expense impact for the $10 billion threshold, what is the right number to cross? I mean where do you guys think you need to be once you decide to make the jump past $10 billion?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [29]

Yes. So we used to say going back maybe a year or so that we thought maybe $10 billion and $11 billion is an optimal place to be. But by the time nearer to $11 billion, we kind of overcome most of the significant issues. At this point, it could be as little as $10.5 billion, it could be $300 million, $400 million, $500 million probably for getting 1% return of assets, you’re covering up your Durbin, and we have don’t any significant expenses beyond that. So it’s still somewhere between $10 billion and $11 billion. I’m not sure that it would be precise enough to say that it’s 10.3 or 10.6. I’d have to say that we have to run our business long term, and you’re going to look at the situation at that time and determine some of the — it would depend on where interest are then, where the credit cycle is then. You might not want to grow over $10 billion for reasons having nothing to do with the Durbin expense. It may just be a good time to stay just under $10 billion. Kind of things are good, the economy is strong and rates are in a positive environment, you might want to do a little (inaudible). But we got I think the most important point is it’s not a barrier that’s going to prevent us from growing for a long period of time. We’ll take 2020, make sure we do these things right, make sure we continue to build the organic business and then having that behind us, next thing would be to continue to grow.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [30]

Okay. I guess then, Chris, based on the organic growth rate if you guys are kind of suggesting, it doesn’t sound like another acquisition would be necessary to get to a target asset level that you guys could get there and would you be willing to grow organically through $10 billion for a period of time.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [31]

Yes. I think we would be willing to grow organically through $10 billion. And recognizing that the first couple quarters you do that are not the best quarters because you’re going to have a little bit of a headwind. But it’s not a big headwind. The other thing I would say is at that time, the longer-term outlook for us would be really important, especially if you’re doing it organically, and you’re saying, look, I’m going to do it organically but I may only be able to do this $100 million or $200 million a quarter. It may take me a year or 2 to get to the right place. I think we would make that trade-off if we had enough visibility that the market would support responsible organic growth at that level over the time. I think one of the long-term advantages of our company is there aren’t so many banking markets in the U.S. where regional bank like ours has the opportunity to participate in both the New York metropolitan area and the Philadelphia metropolitan area. So there are loans out there to get since the question of it helps pricing, was the credit cycle right like and how much of it that we think is prudent to put on at any one time.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [32]

Got it. Okay great. Thanks for your thoughts there. And then last would just be on the Country Bank deal given the lack of overlap just — excuse me, Country Bank have you estimated 33% on the cost saves. Just where would you guys expect those to come from?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [33]

Yes. Most of them are going to come out of technology and systems and coordinated benefit plans and that kind of stuff. There’ll be some obviously efficiencies in the back office, but we don’t — right now, we’re not anticipating closures of branches. I mean there may be one over time, but nothing in the short term. Whereas in the Two River’s transaction, there certainly is enough overlap that you could imagine a consolidation of branches makes a lot of sense.

Michael J. Fitzpatrick, OceanFirst Financial Corp. — Executive VP & CFO [34]

Russell, consulting and professional fees reduced a bit accounting and audit. There was an external resources like that get cut quite a bit.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [35]

Okay. And then as you just tie it all together, do you have any update to on efficiency ratio target, be it 2020 or 2021 with the cost savings and deal accretion?

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [36]

Give us a second here. We want to give you a responsible range for probably post-deal integration.

Michael J. Fitzpatrick, OceanFirst Financial Corp. — Executive VP & CFO [37]

Okay. Let’s put it this way. So we have our efficiency ratio from last quarter takes either the investor presentation, the Two River and Country, 61% and 55.9%, respectively. Currently after the cost saves, 28, 37 the blended rate is 32. So you can blend that 32% for that — with our current rate and come up where the trend would be going. And that would be in 2020 after we have our cost saves out. So probably the...

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [38]

Fourth quarter of 2020.

Michael J. Fitzpatrick, OceanFirst Financial Corp. — Executive VP & CFO [39]

Yes, the end of the year, 2021 where all the cost saves are taken out.

Russell Elliott Teasdale Gunther, D.A. Davidson & Co., Research Division — VP & Senior Research Analyst [40]

And I’m sorry, Mike, what was that guidance number that you’re putting us through those (inaudible) ratio would be closer to what?

Michael J. Fitzpatrick, OceanFirst Financial Corp. — Executive VP & CFO [41]

So I mean on investor presentation so Two River and Country Bank combined after the cost saves would be 32%. So our trend would be our rate from the second quarter blended with this 32% and you could go through the calculation, you could get to the number.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [42]

Yes, you’re going to get just under 15%.

Operator [43]

(Operator Instructions) Our next question will come from Chris O’Connell of KBW.

Christopher Thomas O’Connell, Keefe, Bruyette, & Woods, Inc., Research Division — Assistant Analyst [44]

This is Chris filling in for Collyn. I just want to get an idea to the extent that you guys can comment on as to may be some of motivations were for each of the banks just given the level of performance and maybe just walk through some of the sales process or the bid process. Just to the extent that you can speak to it.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [45]

I would — obviously most of that, we’re going to point you to securities filings. But let me just give some general sense. I think that both organizations had done a tremendous job of building a highly contended business. And I think you always have this challenge of trying to pick a partner from the position of strength when things are good and when you feel comfortable about your business. I don’t — I think it’s a bad strategy to wait until you have an issue before you go find someone to partner with. So I think the secular trends around investments required and information technology, investments required in compliance both the yield curve has been tough for a while, so both these guys have done well. It’s hard to envision you’re kind of pushing that much beyond where they have. So I think when we look at those things, it’s a good time to find a strong partner from a position of strength. In terms of the transactions, read more of the filings and certainly, there’s a competitive interest and I think in both banks and probably a very strong competitive interest in Two River, in particular. I think just because Country tended to be more privately held, I think fewer people were aware of them were there were a few people into readers screen. So probably I leave it at that.

Operator [46]

(Operator Instructions) Not showing any further questions, this will conclude our question-and-answer session. At this time, I’d like to turn the conference back over to Christopher Maher for any closing remarks.

Christopher D. Maher, OceanFirst Financial Corp. — Chairman, President & CEO [47]

All right. Thank you. I’d like to thank everyone who is able to join us for the call this afternoon. Have a great weekend.

Operator [48]

The conference has now concluded. We thank you for attending today’s presentation, and you may now disconnect your lines.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction with Two River (the “Two River Transaction”) or OceanFirst’s proposed acquisition of Country Bank Holding Company, Inc. (“Country Bank” and such transaction, the “Country Bank Transaction”); the expected timing of the completion of either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to complete either the Two River Transaction or Country Bank Transaction or both such transactions; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or Country Bank Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Two River anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, under Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of either the Two River Transaction or Country Bank Transaction or both such transactions and OceanFirst’s recently completed acquisition of Capital Bank of New Jersey by (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or Country Bank Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or Country Bank Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and Country Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or Country Bank Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or Country Bank Transaction or both such transactions, required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or Country Bank Transaction or both such transactions, and diversion of management time as a result of the matters related to either the Two River Transaction or Country Bank Transaction or both such transactions. These risks, as well as other risks associated with the Two River Transaction will be more fully discussed in the prospectus of OceanFirst and proxy statement of Two River that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Two River Transaction. The list of factors presented here, and the list of factors that will be presented in the registration statement on Form S-4, is not, and should not be, considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst or Two River claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Two River and Country Bank.

In connection with the proposed transaction with Two River, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any voting or investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River when they become available and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. When available, copies of the prospectus of OceanFirst and proxy statement of Two River will be mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

OceanFirst, Two River and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2019 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2019. Information about the directors and executive officers of Two River and their ownership of Two River’s common stock is set forth in the proxy statement for Two River’s 2019 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Two River’s shareholders in connection with the Two River transaction may be obtained by reading the proxy statement of Two River and prospectus of OceanFirst regarding the Two River transaction when they become available. Once available, free copies of the proxy statement of Two River and prospectus of OceanFirst may be obtained as described on the previous page.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp., 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian